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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                      (Amended and Restated Schedule 13D)*



                             ELCO INDUSTRIES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                           COMMON STOCK, $5 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                  284420-10-6
        _______________________________________________________________
                                (CUSIP Number)

                             Thomas A. Cole, Esq.
                                Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois  60603
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 16, 1994
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 2 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Company Limited
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             908,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          908,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       908,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.96%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 3 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Okabe Co., Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       -0-
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 4 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Akira Okabe
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Joint Filing                                              (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japan
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             908,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          908,000
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       908,000
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.96%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 5 OF 28 PAGES
- -----------------------                                  ---------------------


Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amended and Restated Schedule 13D restates the Schedule 13D of Okabe Company Limited, Okabe Co., Inc. and Akira Okabe filed with the Securities and Exchange Commission on October 29, 1987, as amended by the seven amendments thereto. The amendment that prompted the filing of this Amended and Restated Schedule 13D consists of paragraph five of Item 4 under the caption "Information with respect to Okabe Company Limited."


     Information with respect to Okabe Company Limited:

     Item 1.  Security and Issuer.
              -------------------

               (a)  Title of class of securities:  Common Stock, $5 par value.

               (b)  Issuer:  ELCO INDUSTRIES INC.
                              1111 Samuelson Road
                              P.O. Box 7009
                              Rockford, Illinois  61125

     Item 2.  Identity and Background.
              -----------------------

               (a)  Name:  Okabe Company Limited

               (b)  Place of organization:  Japan

               (c) Principal business: Diversified industrial company with principal activities as a trading company and producer of fasteners.

               (d)  Address of principal business:  4-21-15 Mukohjima
                                                     Sumida-ku
                                                     Tokyo, Japan

               (e)  Address of principal office:  4-21-15 Mukohjima
                                                   Sumida-ku
                                                   Tokyo, Japan

               (f) During the last five years, Okabe Company Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (g) During the last five years, Okabe Company Limited has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Okabe Company Limited was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 6 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

               The funds used or to be used by Okabe Company Limited in purchasing the aggregate of 908,000 shares of the Issuer's Common Stock reported herein as beneficially owned by Okabe Company Limited are part of the working capital of Okabe Company Limited. The aggregate purchase price of such 908,000 shares is approximately $11,909,489, net of all commissions, markups, markdowns, related charges and taxes.

               Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited.

     Item 4.  Purpose of Transaction.
              ----------------------

               Okabe Company Limited, one of its affiliates and the Issuer have engaged in negotiations regarding (a) the possible licensing by Okabe Company Limited to the Issuer of certain proprietary technology of Okabe Company Limited relating to the design and manufacture of certain fasteners, (b) the possible granting by the Issuer to Okabe Company Limited or its affiliates of certain marketing rights to certain fasteners manufactured or to be manufactured by the Issuer, (c) the possible granting by Okabe Company Limited or its affiliates to the Issuer of certain marketing rights to certain fasteners and (d) certain possible limitations on the acquisition, voting or disposition by Okabe Company Limited and its affiliates of voting securities of the Issuer. The Issuer asked Okabe Company Limited to execute a "standstill" agreement limiting the acquisition, voting and disposition by Okabe Company Limited and its affiliates of voting securities of the Issuer, and there were negotiations with respect thereto. Okabe Company Limited and its affiliates involved therein recently ended those negotiations with the Issuer without having reached any agreement.

               Notwithstanding the foregoing, there is an understanding between Okabe Company Limited and the Issuer pursuant to which Okabe Company Limited has licensed certain technology to the Issuer in order to enable the Issuer to bid on a contract to manufacture fasteners for a U.S. affiliate of a Japanese automobile manufacturer. Pursuant to such understanding, if the Issuer's bid is accepted, the Issuer will pay to Okabe Company Limited or an affiliate thereof a commission which varies by type of fastener. Okabe Company Limited does not know whether the Issuer's bid will be accepted, and the Issuer has advised Okabe Company Limited that such bid, if accepted, is not likely to be material to the Issuer.

               During the past several months additional discussions have taken place between representatives of the Issuer and Okabe

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 7 OF 28 PAGES
- -----------------------                                  ---------------------

     Company Limited regarding the possible nomination of one or more representatives of Okabe Company Limited to the Board of Directors of the Issuer and other areas of mutual business interest.

               The shares of the Issuer's Common Stock reported as beneficially owned by Okabe Company Limited have been purchased for investment purposes and to acquire a significant equity position in the Issuer. Depending upon the evaluation by Okabe Company Limited of the Issuer's business prospects and financial condition, the market for the Issuer's Common Stock, general economic conditions, stock market conditions, future developments regarding the marketing and licensing matters described above in this Item 4 and other factors that the management of Okabe Company Limited may deem material to their investment decision, Okabe Company Limited may acquire additional shares of the Issuer's Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of the Issuer's Common Stock which are presently owned or hereafter may be acquired by Okabe Company Limited.

               On or about February 16, 1994, Okabe Company Limited informed the Issuer that it is considering the sale of all of its stock in the Issuer and is considering several alternative methods, including selling its shares in an underwritten public offering subject to certain conditions. Okabe Company Limited further advised the Issuer that no final decision would be made with respect to such a transaction until a sales price has been determined. The Issuer has informed Okabe that it intends to cooperate with Okabe in a sale of the stock.

               Except as set forth herein Okabe Company Limited has no present plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

               Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               (a) As of October 6, 1989, Okabe Company Limited beneficially owned an aggregate of 908,000 shares of the Issuer's Common Stock. Based upon the most recently available filing by the Issuer with the Securities and Exchange Commission which shows an aggregate of 4,787,912 shares of the Issuer's Common Stock outstanding, such shares constitute approximately 18.96% of the outstanding shares of the Issuer's Common Stock. To the knowledge of Okabe Company Limited, no other shares of the

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 8 OF 28 PAGES
- -----------------------                                  ---------------------

     Issuer's Common Stock were beneficially owned as of October 6, 1989 by any person who may be deemed to constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act with Okabe Company Limited.

               (b) Okabe Company Limited has the power to vote and the power to dispose of the aggregate number of shares of the Issuer's Common Stock reported as beneficially owned by Okabe Company Limited in paragraph (a) of this Item 5.

               Pursuant to Rule 13d-3, Akira Okabe might also be deemed to be a beneficial owner (together with Okabe Company Limited), and might be deemed to have the power to direct the voting or disposition of shares of the Issuer's Common Stock reported herein as beneficially owned by Okabe Company Limited because Mr. Okabe is the President, a director and a significant stockholder of Okabe Company Limited. Under Section 13(d)(3) of the Securities Exchange Act of 1934, Mr. Okabe might also be deemed a member of a "group" with Okabe Company Limited, Okabe Company, Inc. and Multinational Business Services, Inc. However, neither the filing of this
     Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that Mr. Okabe is the beneficial owner of any shares of the Issuer's Common Stock reported herein as beneficially owned by Okabe Company Limited or a member of a group with any of Okabe Company Limited, Okabe Company, Inc. or Multinational Business Services, Inc. for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose whatsoever. Information regarding Mr. Okabe is set forth in Schedule A-1, which is incorporated by reference.

               (c) Schedule A-2, which is incorporated herein by reference, sets forth all transactions in the Issuer's Common Stock by Okabe Company Limited disclosed prior to the date of this Amended and Restated Schedule 13D. To the knowledge of Okabe Company Limited, no executive officer or director of Okabe Company Limited has effected any transaction in the Issuer's Common Stock in the past sixty days.

               (d) To the knowledge of Okabe Company Limited no other person has the right to receive or (other than Akira Okabe, Kaname Ohno or Brian Sasaki acting on behalf of Okabe Company Limited) the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares of the Issuer's Common Stock reported in this Item 5 as beneficially owned by Okabe Company Limited.

               Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 9 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               --------------------------------------------------------------

               It was previously reported that Okabe Company Limited had authorized Akira Okabe, its President, Kaname Ohno, the President of Okabe Co., Inc. and Brian R. Sasaki of Multinational Business Services, Inc. or any of them, to authorize and conduct purchases of shares of the Issuer's Common Stock by, or for the account of, Okabe Company Limited. The relationship between Okabe Company Limited and its affiliates with Multinational Business Services, Inc. and Brian R. Sasaki recently terminated. Okabe Company Limited has authorized Akira Okabe, its President, and Kaname Ohno, the President of Okabe Co., Inc., and each of them, to conduct the purchasing of the Issuer's Common Stock by, or for the account of Okabe Company Limited. Purchases authorized or conducted by Kaname Ohno must be in accordance with the instructions of Okabe Company Limited.

               On June 27, 1989, the Issuer and Okabe Company Limited executed a Standstill Agreement ("Agreement") with the Issuer. Pursuant to the terms of the Agreement, Okabe Company Limited agreed that it will not directly or indirectly own or acquire more than 21% of the outstanding Common Stock of the Issuer until August 1999. In addition, if Okabe Company Limited desires to sell all or any part of the Common Stock, the Issuer or its assignee shall have a right of first refusal for 15 days to purchase the Common Stock at the price offered by the third party or, if there is no pending offer from a third party, at the closing bid price on NASDAQ on the day Okabe Company Limited makes the offer to the Issuer.

               By letter dated July 17, 1989, Okabe Company Limited clarified its position with respect to the Agreement by stating that an increase in its ownership of Common Stock of the Issuer to more than 21% of the outstanding stock of the Issuer due to a decrease in the number of outstanding shares caused by the Issuer's acquisition of its own Common Stock would not be a violation of the Standstill Agreement.

               The binding effect of the Agreement was subject to the approval of the Issuer's Board of Directors; such approval was granted in August 1989.

               Except as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships specified in Item 6 of
     Schedule 13D to which Okabe Company Limited is a party with respect to any securities of the Issuer.

               Schedule A-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company Limited and each person controlling Okabe Company Limited.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 10 OF 28 PAGES
- -----------------------                                  ---------------------

    Item 7.  Materials to be Filed as Exhibits.
               ---------------------------------

     Exhibits to
     Original Statement             Description
     ------------------             -----------

          1.0 Agreement among Okabe Company Limited, Akira Okabe, Okabe Company, Inc. and Multinational Business Services, Inc. relating to the joint filing of acquisition statements.

          2.0 Power of Attorney by Okabe Company Limited relating to the authority to sign this document.


     Exhibits to
     Amendment No. 7                Description
     ---------------                -----------

          1. Agreement, dated June 27, 1989, between the Issuer and Okabe Company Limited.

          2. Letter dated July 17, 1989 from Okabe Company Limited to the Issuer.

          3. Power of Attorney by Okabe Company Limited relating to the authority to sign this document.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 11 OF 28 PAGES
- -----------------------                                  ---------------------
                                   SIGNATURE
                                   ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Company Limited is true, complete and correct.

     Date: February 25, 1994



                                         OKABE COMPANY LIMITED


                                         By: /s/ Akira Okabe
                                            ----------------------
                                            Name: Akira Okabe
                                            Title: President

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 12 OF 28 PAGES
- -----------------------                                  ---------------------
                                  SCHEDULE A-1

               Set forth on this Schedule A-1 is information which Okabe Company Limited believes, after reasonable inquiry, responds to Items 2 through 6 of Schedule 13D with respect to its executive officers and directors and Akira Okabe, who might be deemed to control Okabe Company Limited. Okabe Company Limited has made no special investigation in connection with the preparation of this Schedule A-1.

     Item 2.  Identity and Background.
              -----------------------

                                 Business            Principal
            Name                  Address           Occupation      Citizenship
            ----                 --------           ----------      -----------

     Akira Okabe           4-21-15 Mukohjima   President,           Japan
                           Sumida-ku           Okabe Co. Ltd.
                           Tokyo, Japan

     Koji Higuchi          4-21-15 Mukohjima   Executive Managing   Japan
                           Sumida-ku           Director, Okabe
                           Tokyo, Japan        Co. Ltd.

     Yosuke Nakazaki       4-21-15 Mukohjima   Managing Director    Japan
                           Sumida-ku           of Sales, Okabe
                           Tokyo, Japan        Co. Ltd.


     Satoji Nakajima       4-21-15 Mukohjima   Managing Director    Japan
                           Sumida-ku           of Material and
                           Tokyo, Japan        Production, Okabe
                                               Co. Ltd.


     Shonosuke Ishizaki    4-21-15 Mukohjima   Sales Manager,       Japan
                           Sumida-ku           Okabe
                           Tokyo, Japan        Co. Ltd.



     Shunji Kaburagi       4-21-15 Mukohjima   Administrative &     Japan
                           Sumida-ku           Control Manager,
                           Tokyo, Japan        Okabe Co. Ltd.



     Kazuaki Yamamoto      4-21-15 Mukohjima   Managing System      Japan
                           Sumida-ku           Manager, Okabe
                           Tokyo, Japan        Co. Ltd.

     Masahiro Goto         2-7-4 Minami-horie  President,           Japan
                           Nishi-ku            Kobayashi Metals,
                           Osaka, Japan        Ltd.

     Yorijiro Nagayama     4-21-15 Mukohjima   Manager/Accounting,  Japan
                           Sumida-ku           Okabe Co. Ltd.
                           Tokyo, Japan


     Isao Ozaki            4-21-15 Mukchjima   Manager/Overseas,    Japan
                           Sumida-ku           Okabe Co. Ltd.
                           Tokyo, Japan

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 13 OF 28 PAGES
- -----------------------                                  ---------------------


               Information regarding the principal business and address of Okabe Company Limited is incorporated herein by reference from Items 2(c) and (d) of the information regarding Okabe Company Limited to which this Schedule A-1 is appended. The principal business of Kobayashi Metals Limited is importing into, and exporting from, Japan and its address is 2-7-4 Minami-horie, Nishi-ku, Osaka, Japan.

               None of the persons for whom information is supplied in Item 2 of this Schedule A-1 have been, during the last five years, (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Not Applicable.

     Item 4.  Purpose of Transaction.
              ----------------------

               None of the persons for whom information is supplied in Item 2 of this Schedule A-1 have acquired any securities of the Issuer or have any plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D which are not described in Item 4 of the information regarding Okabe Company Limited to which this Schedule A-1 is appended.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) Pursuant to Rule 13d-3, Akira Okabe might be deemed to be a beneficial owner, and might be deemed to have the power to direct voting or disposition of shares of the Issuer's Common Stock reported in the information regarding Okabe Company Limited to which this Schedule A-1 is appended (and amendments thereto) as being owned by Okabe Company Limited because Mr. Okabe is the President, a director and a significant stockholder of Okabe Company Limited. Neither the filing of the Schedule 13D of which this Schedule A-1 is a part (or amendments thereto) nor the contents of the same shall constitute an admission that Mr. Okabe is the beneficial owner of any shares of the Issuer's Common Stock which are reported as beneficially owned by Okabe Company Limited for the purpose of
     Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose whatsoever. Except as set forth in this Item 5, none of the persons for whom information is supplied in Item 2 of this

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 14 OF 28 PAGES
- -----------------------                                  ---------------------

     Schedule A-1 may be deemed beneficially to own any shares of the Issuer's Common Stock.

               (b) Akira Okabe might be deemed to have the power to direct the voting or disposition of shares of the Issuer's Common Stock reported as being beneficially owned by Okabe Company Limited in Item 5(a) of the information regarding Okabe Company Limited to which this Schedule A-1 is appended. No other person for whom information is supplied in Item 2 of this Schedule A-1 has or shares the power to vote or direct the voting of, or dispose of or direct the disposition of, shares of the Issuer's Common Stock.

               (c) No transactions in the Issuer's Common Stock were effected by any of the persons for whom information is supplied in Item 2 of this Schedule A-1 during the past sixty days.

               (d)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -----------------------------------

               Akira Okabe has authority to authorize and conduct purchases of shares of the Issuer's Common Stock by, or for the account of, Okabe Company Limited.

               Except as set forth in this Item 6, none of the persons for whom information is supplied in Item 2 of this Schedule A-1 is a party to any contract, arrangement, understanding or relationship specified in Item 6 of
     Schedule 13D with respect to any securities of the Issuer.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 15 OF 28 PAGES
- -----------------------                                  ---------------------

                                 SCHEDULE A-2

               Set forth below is certain information with respect to transactions in the Issuer's Common Stock by or for the account of Okabe Company Limited disclosed prior to the date of this Amended and Restated
     Schedule 13D:

        Date of          Number of  Price per       Manner in
      Transaction          Shares     Share       Which Effected
- -----------------------  ---------  ---------  --------------------

   October 16, 1987          1,500    $26.25   Open market purchase
   October 16, 1987          1,500    $26.50   Open market purchase
   October 19, 1987        125,000    $26.50   Open market purchase
   October 19, 1987         15,000    $25.75   Open market purchase
   October 20, 1987         57,000    $26.50   Open market purchase
   October 20, 1987         50,000    $26.50   Open market purchase
   October 22, 1987          5,000    $25.25   Open market purchase
   October 22, 1987          5,000    $25.00   Open market purchase
   October 23, 1987          5,000    $24.50   Open market purchase
   October 26, 1987          5,000    $24.00   Open market purchase
   October 26, 1987          5,000    $23.50   Open market purchase
   October 27, 1987          5,000    $23.00   Open market purchase
   October 28, 1987          5,000    $22.50   Open market purchase
   October 30, 1987         10,000    $24.375  Open market purchase
   November 2, 1987          5,000    $24.375  Open market purchase
   November 4, 1987          5,000    $24.00   Open market purchase
   November 16, 1987         5,000    $22.25   Open market purchase
   November 19, 1987         5,000    $22.50   Open market purchase
   November 20, 1987         5,000    $23.25   Open market purchase
   November 24, 1987         5,000    $24.25   Open market purchase
   April 7, 1988             5,000    $28.875  Open market purchase
   April 8, 1988            15,000    $29.50   Open market purchase
   May 6, 1988              20,000    $30.75   Open market purchase
   May 9, 1988              15,000    $30.75   Open market purchase
   May 18, 1988              2,000    $31.50   Open market purchase
   June 3, 1988              3,500    $32.75   Open market purchase
   June 8, 1988              2,000    $33.875  Open market purchase
   June 14, 1988             2,000    $36.625  Open market purchase
   June 16, 1988             2,500    $37.875  Open market purchase
   June 16, 1988             2,000    $37.625  Open market purchase
   June 16, 1988               500    $37.375  Open market purchase
   September 8, 1988        13,000    $31.625  Open market purchase
   September 8, 1988         4,000    $31.875  Open market purchase
   September 6, 1989        30,000    $15.533  Open market purchase
   September 7, 1989         2,000    $15.750  Open market purchase
   September 27, 1989        1,000    $16.750  Open market purchase
   September 29, 1989       17,000    $16.897  Open market purchase

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                    PAGE 16 OF 28 PAGES
- -----------------------                                  ---------------------

     Information with respect to Okabe Co., Inc.:

     Item 1.  Security and Issuer.
              -------------------

               (a)  Title of class of securities:  Common Stock, $5 par value.

               (b)  Issuer:  ELCO INDUSTRIES, INC.
                             1111 Samuelson Road
                             P.O. Box 7009
                             Rockford, Illinois  61125

     Item 2.  Identity and Background.
              -----------------------

               (a)  Name:  Okabe Co., Inc. ("Okabe Company, Inc.")

               (b)  State of organization:  Illinois

               (c)  Principal business:  Importing and sale of fasteners.

               (d)  Address of principal
                      business:     175 Lively Boulevard
                                    Elk Grove Village, Ill.  60037

               (e)  Address of principal
                      office:       175 Lively Boulevard
                                    Elk Grove Village, Ill.  60037

               (f) During the last five years, Okabe Company, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (g) During the last five years, Okabe Company, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Okabe Company, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               Schedule B-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company, Inc., each person controlling Okabe Company, Inc. and each executive officer and director of any corporation or other person ultimately in control of Okabe Company, Inc.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 17 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Not applicable as Okabe Company, Inc. has not purchased any shares of the Issuer's Common Stock. Information with respect to purchases of the Issuer's Common Stock by Okabe Company Limited is set forth in Item 3 of the information regarding Okabe Company Limited which is contained in this Schedule 13D, and amendments to the same.

               Schedule B-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company, Inc., each person controlling Okabe Company, Inc. and each executive officer and director of any corporation or other person ultimately in control of Okabe Company, Inc.

     Item 4.  Purpose of Transaction.
              -----------------------

               Not applicable because Okabe Company, Inc. has not purchased any shares of the Issuer's Common Stock. Information with respect to purchases of the Issuer's Common Stock by Okabe Company Limited is set forth in Item 4 of the information regarding Okabe Company Limited which is contained in this Schedule 13D, and amendments to the same.

               Except as set forth in this Item 4, Okabe Company, Inc., has no present plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

               Schedule B-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company, Inc., each person controlling Okabe Company, Inc. and each executive officer and director of any corporation or other person ultimately in control of Okabe Company, Inc.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               (a) As of May 10, 1988, Okabe Company, Inc., beneficially owned no shares of the Issuer's Common Stock. To the knowledge of Okabe Company, Inc., the only shares of the Issuer's Common Stock which are beneficially owned by any person who may be deemed to constitute a "group," pursuant to
     Section 13(d)(3) of the Securities Exchange Act of 1934, with Okabe Company, Inc. are those shares described in Item 5(a) of the information regarding Okabe Company Limited and Akira Okabe which is contained in this
     Schedule 13D, and amendments to the same, which are incorporated herein by reference.

               (b) Okabe Company, Inc. has no power to vote or dispose of any shares of the Issuer's Common Stock described in

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 18 OF 28 PAGES
- -----------------------                                  ---------------------

     paragraph (a) of this Item 5. Information as to any power of Okabe Company Limited or Akira Okabe to vote or dispose of shares of the Issuer's Common Stock is set forth in the information regarding such person contained in this Schedule 13D, and amendments to the same, as is information required by Item 2 with respect to each such person, all of which is incorporated herein by reference.

               (c) No transactions in the Issuer's Common Stock for the account of Okabe Company, Inc. were effected during the past sixty days. To the knowledge of Okabe Company, Inc., no executive officer or director of Okabe Company, Inc. has effected any transaction in the Issuer's Common Stock during the past sixty days. Information with respect to transactions by Okabe Company Limited in the Issuer's Common Stock is set forth in Item 5(c) of the information regarding Okabe Company Limited contained in this
     Schedule 13D, and amendments hereto, which are incorporated herein by reference.

               (d)  Not applicable.

               Schedule B-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company, Inc., each person controlling Okabe Company, Inc. and each executive officer and director of any corporation or other person ultimately in control of Okabe Company, Inc.

     Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               -------------------------------------------------------

               Okabe Company Limited has authorized Akira Okabe, Chairman of the Board of Okabe Company, Inc., and Kaname Ohno, President and a director of Okabe Company, Inc., or either of them, to authorize and conduct purchases of shares of the Issuer's Common Stock by, or for the account of, Okabe Company Limited. Purchases authorized or conducted by Kaname Ohno must be in accordance with instructions of Okabe Company Limited.

               Except as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships specified in Item 5 of
     Schedule 13D to which Okabe Company, Inc. is a party with respect to any securities of the Issuer.

               Schedule B-1 hereto, which is incorporated herein by reference, sets forth information in response to this item regarding each executive officer and director of Okabe Company, Inc., each person controlling Okabe Company, Inc. and each executive officer and director of any corporation or other person ultimately in control of Okabe Company, Inc.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 19 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

     Exhibit to the Original Statement        Description
     ---------------------------------        -----------

       1.0 Agreement among Okabe Company Limited, Akira Okabe, Okabe Company, Inc. and Multinational Business Services, Inc. relating to the joint filing of acquisition statements.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 20 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Okabe Co., Inc. is true, complete and correct.

     Date: February 25, 1994



                                         OKABE CO., INC.


                                         By: /s/ Akira Okabe
                                            ----------------------------
                                            Name: Akira Okabe
                                            Title: Chairman of the Board

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 21 OF 28 PAGES
- -----------------------                                  ---------------------
                                  SCHEDULE B-1

               Set forth on this Schedule B-1 is information which Okabe Company, Inc. believes, after reasonable inquiry, responds to Items 2 through 6 of Schedule 13D with respect to its executive officers and directors, each person who controls Okabe Company, Inc. and each executive officer and director of any corporation ultimately in control of Okabe Company, Inc. Okabe Company, Inc. has made no special investigation in connection with the preparation of this Schedule B-1.

     Item 2.  Identity and Background.
              -----------------------

               (a)  Executive officers and directors of Okabe Company, Inc.:

                            Business           Principal
     Name                   Address            Occupation      Citizenship
     ----------------  ------------------  ------------------  -----------

     Akira Okabe       4-21-15 Mukohjima   President,          Japan
                       Sumida-ku           Okabe Co. Ltd.
                       Tokyo, Japan

     Kaname Ohno       175 Lively Blvd.    President,          Japan
                       Elk Grove Village,  Okabe Co., Inc.
                       Illinois

     Isao Ozaki        4-21-15 Mukohjima   Manager/Overseas,   Japan
                       Sumida-ku           Okabe Co. Ltd.
                       Tokyo, Japan

     Robert W. Neal    175 Lively Blvd.    Sales Manager,      U.S.A.
                       Elk Grove Village,  Okabe Co., Inc.
                       Illinois

     Masaru Funai      134 N. LaSalle St.  Attorney,           U.S.A.
                       Chicago, Ill.       Mafuda, Funai,
                       60602               Eifert & Mitchell
                                           Ltd.,
                                           134 N. LaSalle St.
                                           Chicago, Ill., law
                                           firm

               Information regarding the principal business and address of Okabe Company Limited is set forth in Items 2(c) and (d) of the information regarding Okabe Company Limited which is included in the Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference. Information regarding the principal business and address of Okabe Company, Inc. is set forth in Items 2(c) and (d) of the information regarding Okabe Company, Inc. to which this Schedule B-1 is appended, and amendments thereto, which are incorporated herein by reference.

               None of the persons for whom information is supplied in Item 2(a) of this Schedule B-1 have been, during the last five years, (i) convicted in any criminal proceeding (excluding

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 22 OF 28 PAGES
- -----------------------                                  ---------------------

     traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (b)  Persons who control Okabe Company, Inc.:

               Information with respect to Okabe Company Limited, the parent company of Okabe Company, Inc. which may be deemed to control Okabe Company, Inc., is set forth in Items 2(a) through (g) of information regarding Okabe Company Limited which is included in the Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference.

               (c) Executive officers and directors of any corporation ultimately in control of Okabe Company, Inc.:

               Information with respect to executive officers and directors of Okabe Company Limited is set forth in Item 2 of Schedule A-1 to information regarding Okabe Company Limited included in the Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Not Applicable.

     Item 4.  Purpose of Transaction.
              ----------------------

               Except for Okabe Company Limited, none of the persons for whom information is supplied in Item 2 of this Schedule B-1 have acquired any securities of the Issuer or have any plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of
     Item 4 of Schedule 13D, which are not described in Item 4 of the information regarding Okabe Company Limited included in the Schedule 13D of which this is a part, and amendments to the same. Information in response hereto with respect to Okabe Company Limited is set forth in Item 4 of information regarding Okabe Company Limited which is included in the
     Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 23 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               (a) Except for Akira Okabe and Okabe Company Limited, none of the persons for whom information is supplied in Items 2(a), (b) or (c) of this Schedule B-1 may be deemed beneficially to own any shares of the Issuers Common Stock or to have or share the power to vote or direct the voting of, dispose of or direct the disposition of, any shares of the Issuer's Common Stock. Information as to Mr. Okabe's beneficial interest in, and power to direct the voting or disposition of, shares of the Issuer's Common Stock is set forth in Items 5(a) and (b) of Schedule A-1 to the information regarding Okabe Company Limited which is included in the
     Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference. Information as to the beneficial interest of Okabe Company Limited in, and the power of Okabe Company Limited to direct the voting or disposition of, shares of the Issuer's Common Stock is set forth in Items 5(a) and (b) of the information regarding Okabe Company Limited which is included in the Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference. Any apparent authority of Kaname Ohno to sell any shares of the Issuer's Common Stock on behalf of Okabe Company Limited is conditioned upon express authorization by Okabe Company Limited.

               (b)  See information in paragraph (a) above.

               (c) Except for Okabe Company Limited, no transactions in the Issuer's Common Stock were effected by any of the persons for whom information is supplied in Item 2 of this Schedule B-1 during the past sixty days. Information with respect to transactions in the Issuer's Common Stock by Okabe Company Limited is set forth in Item 5(c) of the information regarding Okabe Company Limited which is included in the
     Schedule 13D of which this is a part, and amendments to the same, which are incorporated herein by reference.

               (d)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.
               ------------------------------------------------------

               Akira Okabe, President of Okabe Company Limited and Chairman of the Board of Okabe Company, Inc., and Kaname Ohno, President of Okabe Company, Inc., have authority to authorize and conduct purchases of shares of the Issuer's Common Stock by, or for the account of, Okabe Company Limited. Purchases authorized or conducted by Kaname Ohno must be in accordance with the instructions of Okabe Company Limited.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 24 OF 28 PAGES
- -----------------------                                  ---------------------

               Except as set forth in this Item 6, none of the persons for whom information is supplied in Item 2 of this Schedule B-1 is a party to any contract, arrangement, understanding or relationship specified in Item 6 of
     Schedule 13D with respect to any securities of the Issuer.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 25 OF 28 PAGES
- -----------------------                                  ---------------------

     Information with respect to Akira Okabe:

     Item 1.  Security and Issuer.
              -------------------

               (a)  Title of class of securities:  Common Stock, $5 par value.

               (b)  Issuer:  ELCO INDUSTRIES, INC.
                             1111 Samuelson Road
                             P. O. Box 7009
                             Rockford, Illinois  61125

     Item 2.  Identity and Background.
              -----------------------

               (a)  Name:  Akira Okabe

               (b)  Business Address:  4-21-15 Mukohjima
                                       Sumida-ku
                                       Tokyo, Japan

               (c) Principal occupation: President of Okabe Company Limited, 4-21-15 Mukohjima, Sumida-ku, Tokyo, Japan, which is a diversified industrial company with principal activities as a trading company and producer of fasteners.

               (d) During the last five years, Akira Okabe has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

               (e) During the last five years, Akira Okabe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Okabe was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Akira Okabe has not acquired shares of the Issuer's Common Stock. As to shares of the Issuer's Common Stock acquired by Okabe Company Limited, information with respect to this Item is incorporated by reference from Item 3 of the information relating to Okabe Company Limited which is contained in this Schedule 13D, and amendments to the same.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 26 OF 28 PAGES
- -----------------------                                  ---------------------

     Item 4.  Purpose of Transaction.
              ----------------------

               Akira Okabe has not acquired shares of the Issuer's Common Stock. As to shares of the Issuer's Common Stock acquired by Okabe Company Limited, information with respect to this Item is incorporated by reference from Item 4 of the information regarding Okabe Company Limited which is contained in this Schedule 13D, and amendments to the same.

               Except as set forth in this Item 4, Akira Okabe has no present plans or proposals which relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

               (a) As of October 6, 1989, Akira Okabe might be deemed beneficially to own an aggregate of 908,000 shares of the Issuer's Common Stock. Based upon the most recently available filing by the Issuer with the Securities and Exchange Commission which shows an aggregate of 4,787,912 shares of the Issuer's Common Stock outstanding, such shares constitute approximately 18.96% of the outstanding shares of the Issuer's Common Stock. To the knowledge of Akira Okabe, no other shares of the Issuer's Common Stock are beneficially owned by any persons who may be deemed to constitute a "group," pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, with Mr. Okabe. Neither the filing of this Schedule 13D (or amendments hereto) nor any contents of the same shall constitute an admission that Mr. Okabe is the beneficial owner of any of such shares of the Issuer's Common Stock or a member of a group with any of Okabe Company Limited or Okabe Co., Inc., for the purpose of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose whatsoever.

               (b) Pursuant to Rule 13d-3, Akira Okabe might also be deemed to have the power to direct the voting or disposition of shares of the Issuer's Common Stock reported in paragraph (a), above.

               (c) No transactions in the Issuer's Common Stock for the account of Akira Okabe were effected during the sixty (60) days preceding October 6, 1989. Information regarding transactions effected in the Issuer's Common Stock by Okabe Company Limited is incorporated by reference from
     Item 5(c) of the information regarding Okabe Company Limited contained in this Schedule 13D, and amendments to the same.

               (d)  Not applicable.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 27 OF 28 PAGES
- -----------------------                                  ---------------------


     Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.
              -----------------------------------------------

               Okabe Company Limited has authorized Akira Okabe to authorize and conduct purchases of shares of the Issuer's Common Stock by, or for the account of, Okabe Company Limited.

               Except as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships specified in Item 6 of
     Schedule 13D to which Akira Okabe is a party with respect to any securities of the Issuer.

     Item 7.  Materials to be filed as Exhibits.
              ---------------------------------

     Exhibits to
     Original Statement                      Description
     ------------------                      -----------

          1.0 Agreement among Okabe Company Limited, Akira Okabe, Okabe Company, Inc. and Multinational Business Services, Inc. relating to the joint filing of acquisition statements.

          2.1 Power of Attorney by Akira Okabe relating to the authority to sign this document.


     Exhibit to
     Amendment No. 1                         Description
     ------------------                      -----------

          2.1 Power of Attorney by Akira Okabe relating to the authority to sign this document.


     Exhibit to
     Amendment No. 6                         Description
     ------------------                      -----------

          2.1 Power of Attorney by Akira Okabe relating to the authority to sign this document.


     Exhibit to
     Amendment No. 7                         Description
     ------------------                      -----------

          2.1 Power of Attorney by Akira Okabe relating to the authority to sign this document.

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 28 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE
                                   ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement by Akira Okabe is true, complete and correct.

     Date: February 25, 1994



                                         AKIRA OKABE, an individual

                                          /s/ Akira Okabe
                                         ------------------------------

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 284420-10-6                                   PAGE 29 OF 28 PAGES
- -----------------------                                  ---------------------